FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

FOR

PACIFIC NORTH WEST CAPITAL CORP.

FOR THE THREE MONTHS ENDED 31 JULY 2011

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis is Management’s assessment of the results and financial condition of Pacific North West Capital Corp. (the “Company” or “PFN”) for three month period ended 31 July 2011 and should be read in conjunction with the corresponding unaudited condensed consolidated interim financial statements and related notes. The date of this Management Discussion and Analysis is 13 October 2011. Additional information on the Company is available on SEDAR at www.sedar.com.

BUSINESS OF PACIFIC NORTH WEST CAPITAL CORP.

PFN is a mineral exploration company focused on the acquisition, exploration and development of platinum group metals (PGMs), precious and base metals properties. Management's corporate philosophy is to be a project generator, explorer and project operator with the objective of forming options and/or joint ventures with major mining companies through to production. To that end, PFN has joint venture agreements with Anglo Platinum Limited and First Nickel Inc. PFN has begun the evaluation of several potential property acquisitions, including precious and base metal production opportunities. A wholly-owned US and Mexican subsidiary,  Pacific North West Capital Corp. USA and Pacific North West Capital de México, S.A. de C.V., respectively, are being maintained for future acquisition.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Project Overview:

ROCK & ROLL PROPERTY, BRITISH COLUMBIA

On 28 July 2009, the Company obtained an option from Misty Creek Ventures Ltd. (Misty Creek Ventures Ltd. was dissolved in January 2010 and its interest was transferred to Equity Exploration Consultants Ltd.), First Fiscal Enterprises Ltd. and Pamicon Developments Ltd. (collectively the “Vendors”) on the Rock & Roll property (the “Property”), located in the Liard Mining District approximately 9 km west of the Bronson airstrip and 37 kilometres (“km”) from the Eskay Creek Mine Road in northern British Columbia. Under the terms of the Agreement, PFN can earn a 100% interest in the Property over a four year period by completing $2,000,000 in exploration expenditures, paying the Vendors $130,000 and providing the Vendors with a total of 600,000 PFN shares.  The Vendors will retain a 2% net smelter return royalty (“NSR”), of which 1% can be purchased for $3,000,000. The Property is also subject to an underlying NSR of 2%, and an underlying NPI of 15%, both of which are payable to Prime Equities International Corporation, and both of which can be purchased in their entirety for $1,500,000 each.

The Rock & Roll Property hosts precious metals rich in volcanogenic massive sulphide (VMS) mineralization in a volcano-sedimentary host rock package of Triassic age. As such, the mineralization shows similarities to the gold and silver rich mineralization of Barrick Gold’s past-producing Eskay Creek mine.  Known mineralization on the Rock & Roll Property occurs in multiple stacked sulphide lenses in two zones: the Black Dog and SRV Zones, over a total strike length of approximately 950 m.  A total of approximately 14,000 m of core drilling in 110 drill holes was completed on the property from 1991 to 1997. Only six drill holes tested the host stratigraphy outside of the known mineralization, but at least 5km of strike length of the prospective lithologies is present on the property. There is the potential for additional mineralization along strike and at depth, as historic drilling tested the known mineralization down to depths of only about 160 metres ("m").

The 2009 exploration program included a 350 line km, AeroTem3, helicopter-borne magnetic/electromagnetic survey conducted by Aeroquest Limited and a drilling program consisting of a total of 540 m of core drilling completed in five holes. The first four holes were designed to test gaps in the historic drilling on the Black Dog Zone in order to establish the degree of continuity of the mineralization and to confirm the historic geological model. Each of the infill drill holes encountered the target mineralization, confirming the continuity of the sulphide lenses and the validity of previous geological interpretations. The table below illustrates selected assay results from this drill program, with gold (“Au”) and silver (“Ag”) measured in grams per tonne (“g/t”) and copper (“Cu”), lead (“Pb”) and zinc (“Zn”) in percent (%).

Hole Number	From (m)	To (m)	Interval (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
RR09-105	76.03	77.9	1.87	0.78	84.6	0.24	0.21	0.89
including	76.77	77.9	1.13	1.14	120.4	0.32	0.30	1.23
RR09-106	62.26	64.3	2.04	0.40	72.2	0.27	0.24	1.63
including	62.26	63.01	0.75	0.90	177.7	0.60	0.63	4.23
RR09-107	39.32	58.73	19.41	0.53	57.9	0.19	0.24	0.91
including	39.32	42.46	3.14	1.31	296.2	0.46	1.25	3.99
RR09-108	46.88	85.59	38.71	0.28	18.3	0.13	0.05	0.72
including	62.74	75.71	12.97	0.40	28.0	0.21	0.06	1.07
RR09-109	No Significant Assays
	*Interval represents apparent thickness not true thickness

The final drill hole of this program tested a strong electromagnetic anomaly that was thought to represent the westward continuation of the Black Dog Zone. Drilling at this location failed to return any significant assays.

Further investigations are required to test for a westward extension of the main zones of mineralization.

The 2009 work program on the property was also designed to provide an initial evaluation of the validity of historic assay data. A total of twenty-one samples from five different historic drill holes were obtained for comparison with the original assays. In most cases the samples were taken from the same core interval as the original samples.

Overall historic assay results have been confirmed, and the Company can now embark on a systematic re-sampling of historic core to provide a statistical comparison of the historic assay data with modern data. Commencement of the 2010 Rock and Roll exploration program was announced on September 27th 2010. This program primarily focused on continuation of re-sampling previous drill core, coupled with geological mapping/prospecting that investigated airborne geophysical survey conductors and geological and geochemical targets. The fieldwork was supported by further compilation of data from the 1990-97 programs and the incorporation of new geological interpretations formulating in conjunction with members of the British Columbia Geological Survey.

The Rock & Roll Report, commissioned by Alto Ventures Ltd. (“Alto”) and PFN, and filed on 1 June 2011 on the Company’s Form 6-K, included a new NI 43-101 compliant mineral resource estimate for the Black Dog Deposit. The resource estimate incorporated the mineralized zones of the historic drill core and the 540 m (1,772 ft) of the five diamond drill holes that were completed by PFN in 2009/2010. Through this work, PFN significantly increased the resources contained within the Black Dog deposit over the previous resource estimate, completed prior to the implementation of the NI 43-101 Standards of Disclosure.

The NI 43-101 compliant mineral resource estimate in the “indicated” category consists of 2,155,679 tonnes grading 0.68 g/t Au (47,040 contained oz of Au), and 82.7 g/t Ag (5,734,445 contained oz of Ag) at a gold-equivalent cut-off grade of 0.5 g/t. The deposit also contains 0.22% Cu (10,500,833 lbs Cu), 0.22% Pb (10,399,960 lbs Pb), and 0.94% Zn (44,522,995 lbs Zn) or 3.11 g/t gold equivalent (“AuEq”) for an additional 215,239 oz of AuEq at the 0.5 g/t AuEq cut-off. The AuEq grade is based on $1,000/oz Au, $15.80/oz Ag, $2.92/lb Cu, $0.86/lb Pb and $0.86/lb Zn. The tables below give the mineral resource estimate for the Black Dog deposit at varying cut-off grades.

The Black Dog massive sulphide deposit is part of a larger area that includes the SRV Zone hosting precious metal-rich VMS mineralization. These occurrences display similarities to other precious metal-rich deposits such as Eskay Creek (50 km to the east-southeast), Greens Creek, and other deposits of the Canadian Cordillera. The mineralization on the Rock & Roll property is hosted by graphitic argillite to siltstone. The Black Dog and SRV zones are dominated by massive pyrrhotite with blebs and lenses of chalcopyrite and sphalerite. Massive pyrite-sphalerite forms finely laminated lenses locally, with minor pyrrhotite, galena and chalcopyrite.

Indicated Mineral Resources, consistent with CIM definitions required by NI43-101, are reported at various cut-off grades in Table 1 (for Au and Ag) and Table 2 (for Cu, Pb, Zn and gold equivalent values). Inverse distances squared interpolation restricted to mineralized domains were used to estimate gold (grams/tonne Au), silver (grams/tonne Ag), copper (% Cu), lead (% Pb), and zinc (% Zn) grades into the block models. Gold, silver, copper, lead and zinc content were combined into a gold equivalent value (using to the prices given above) for resource reporting.

A $1.8 million Phase I Program is recommended in the report for further exploration at the Black Dog zone which includes initial metallurgical testing, baseline environmental work and a major diamond drilling program. The relatively shallow dips of the stratigraphy and conductive cover material have hampered exploration efforts in the past. Diamond drilling is recommended to test the conductive horizons for new mineral occurrences and also to extend the known mineralization at the Black Dog and SRV zones that are open along strike and down dip.

Gold and Silver Indicated Mineral Resource Estimate at various gold-equivalent cut-off grades. Metallurgical recoveries and net smelter returns are assumed to be 100%

Copper, Lead, Zinc and gold equivalent Indicated Mineral Resource Estimate at various gold-equivalent cut-off grades

RIVER VALLEY, ONTARIO

The River Valley mineral claims are located in the Sudbury Region of Ontario.  PFN optioned the River Valley claims following the discovery of highly anomalous PGM values in grab samples in the Dana Lake and Azen Creek areas.  By an agreement dated 15 January  1999 and amended 11 March  1999 (collectively, the “Agreement”), the Company acquired a 100% interest in the River Valley claims from Bailey Resources Ltd., Luhta Resources Ltd. and Pardo Resources Ltd. by issuing 600,000 common shares of PFN and $265,000 cash (paid). The River Valley claims are subject to a total 3% NSR, of which PFN can purchase up to 2% of the NSR from the vendors for $2,000,000.

On 14 July 1999, PFN entered into an unincorporated 50/50 joint venture agreement (“JV”) over the River Valley property with Kaymin Resources Ltd. (“Kaymin”) whereby Kaymin was responsible for funding all exploration to completion of a feasibility study, which would give Kaymin an additional 10% interest. In addition, if Kaymin arranged financing for a mine, it would receive another 5% interest, for a total interest of 65%.

Kaymin continued to fund exploration under the terms of JV until 2007 and invested over $22M in the exploration of the property; however, as a result of capital expenditure reductions during the global financial crisis in 2008, no new funds were allocated to the River Valley Project, above and beyond the minimal holding costs.

An additional $150,000 budget was allocated to fund a detailed geochemical study of the River Valley mineralization was conducted by Dr. Reid Keays of Monash University, Melbourne, Australia. Dr. Keays is an expert in the geochemistry of nickel (“Ni”) and PGM deposits. Re-sampling of selected River Valley drill holes was completed in January, 2009, and of the 336 samples were submitted to the Ontario Geoscience Laboratories for analytical work, 154 results have been received to date. In order to improve economy modelling of the deposit, the study examined the full suite (Pt, Pd, Rh, osmium (“Os”), iridium (“Ir”), and ruthenium (“Ru”)) PGM content of  selected mineralized samples , and determined the relationship of Rh, Ir and Ru concentration from Pt and Pd. The results of the study are expected in late 2011.

Included in the River Valley PGM Project are the following:

i)	River Valley Property, Ontario

By agreement dated 15 January 1999 and amended 11 March 1999, the Company acquired a 100% interest in 226 claim units, known as the River Valley Property, located in the Dana and Pardo Townships, Sudbury Mining District, Ontario. As consideration, the Company paid $265,000 and issued 600,000 common shares to the optionors. In addition, minimum annual exploration expenditures of $100,000 were completed. The property is subject to a 3% NSR. The Company, at its option, can purchase up to 2% of the NSR from the vendors for $2,000,000.

ii)	Goldwright Property, Ontario

By agreement dated 30 June 1998 and subsequently amended, the Company earned a 25% interest in certain mineral claims known as the Janes property, located in the Janes Township, Sudbury Mining District, Ontario. Certain claims are subject to a 2% NSR.

iii)	Razor Property, Ontario

The Company acquired a 100% interest in certain mineral claims located in the Dana Township, Sudbury Mining District, Ontario for consideration of $30,000. The property is subject to a 2% NSR.

iv)	Western Front Property, Ontario

By agreement dated 16 November 2001, the Company earned a 70% interest in certain mineral claims known as the Western Front property from a company (the “Optionor”) with certain directors in common, for consideration of $55,000 and issuance of 20,000 shares. In addition, an exploration expenditure of $50,000 was completed.

The Company has the right to purchase an additional 30% interest in the property by paying $750,000 to the Optionor.

The property is subject to a 3% NSR, the first 1% of which the Company can purchase for $1,000,000; the second 1% can be purchased for $2,000,000. The Company and the Optionor will share the NSR buyout privileges in proportion to their respective interests.

By way of a Mineral Interest Assignment Agreement dated 13 December 2010, and amended on 6 April 2011 (“Assignment Agreement”), PFN completed the purchase from Kaymin of Kaymin’s 50% interest in the River Valley claims, providing PFN with an undivided 100% interest in the River Valley PGM Project.  Under the terms of the Assignment Agreement,  Kaymin exchanged its 50% interest in the JV, for a then-12% interest in PFN, based on the issued and outstanding common shares of PFN as of 30 November 2010 (67,643,008 common shares). The aggregate purchase price for the 50% interest in the River Valley PGM project was:

a.	8,117,161 fully paid and non-assessable common shares of PFN (issued); and,

b.	three-year warrants exercisable to purchase 3,000,000 common shares of PFN at a price of $0.30 per common share (issued).

The latest mineral resource estimate in accordance with the guidelines set out by NI43-101 was published in 2006 and the results are as follows:

  Measured Resource:

7.99 million tonnes grading 1.33 g/t Pd,  0.44 g/t Pt, 0.08 g/t Au, 0.12% Cu and 0.02% Ni using a cut-off grade of 1.00 g/t Pd+Pt.

  Indicated Resources:

11.31 million tonnes grading 1.08 g/t Pd,  0.36 g/t Pt, 0.07 g/t Au, 0.10% Cu and 0.02% Ni  using a cut-off grade of 1 g/t Pd+Pt.

  Inferred Resources:

0.88 million tonnes grading 1.36 g/Pd, 0.47 g/t Pt , 0.07 g/t Au, 0.10% Cu and 0.02% Ni using a cut-off grade of 1 g/t Pd+Pt

Post JV Partnership (2011 Exploration Programs)

In April 2011 PFN commenced a $1,000,000 exploration program on its 100%-owned River Valley project. Phase IA, consisting of 3,724 m (15 holes) of drilling was completed on the Dana Lake area in late May 2011. The exploration program is utilizing one drill rig, which is systematically drilling off sections spaced at approximately 25m intervals through the +900m long, north-south trending Dana Lake deposit. Phase IA drilling confirmed the presence of significant PGM, associated with disseminated sulphide mineralization at the Dana North Area.

The target at Section 10350 was tested with one fence of four holes.  Holes DN003-2011 and DN004-2011 of this fence showed extensive mineralization assaying 1.8 g/t over 65 m (0.05 opt over 213.3 feet) and 2.8 g/t 3E over 34 m (0.08 opt over 111.5 feet), respectively.  The table below illustrates significant drill intervals in the first four holes.

All samples were assayed by SGS Laboratories. Assay results from mineralized core intersections are reported below.

Phase IA included the collection of approximately 60 line-km of 3D Induced Polarization ground geophysical data. These surveys have being conducted to generate additional drill targets and to enhance the targeting along a portion of the 9 km prospective horizon located at the contact of the River Valley Intrusion. PFN plans to expand the geophysical survey coverage and complete these surveys in four different phases to cover the prospective zones over the entire 9 km strike length.

Hole No.	From (m)	To (m)	Length of the Intersect (m)	Length of the Intersect (feet)	Pt (gt)	Pt (opt)	Pd (gt)	Pd (opt)	Au (gt)	3E (gt)	3E (opt)	Ni (%)	Cu (%)	Rh
DN001-2011	123	173	50	164.0	0.26	0.008	0.77	0.022	0.05	1.1	0.03	0.02	0.09	Results Pending
Including	123	134	11	36.1	0.37	0.011	1.11	0.033	0.07	1.55	0.05	0.02	0.09
Including	141	153	12	39.4	0.31	0.009	0.90	0.026	0.05	1.26	0.04	0.02	0.11
Including	159	173	13	42.7	0.28	0.008	0.83	0.024	0.06	1.18	0.03	0.03	0.12
DN002-2011	114	179	65	213.3	0.32	0.009	0.95	0.028	0.06	1.3	0.04	0.02	0.10
Including	146	158	12	39.4	0.43	0.013	1.30	0.038	0.08	1.82	0.05	0.03	0.14
Including	173	179	6	19.7	0.74	0.022	2.34	0.068	0.12	3.20	0.09	0.02	0.12
DN003-2011	50	115	65	213.3	0.42	0.010	1.29	0.038	0.08	1.8	0.05	0.03	0.13
Including	50	59	9	29.5	0.98	0.029	3.09	0.090	0.18	4.25	0.12	0.03	0.22
Including	72	84	12	39.4	0.59	0.017	1.76	0.052	0.11	2.47	0.07	0.04	0.16
DN004-2011	29	63	34	111.5	0.66	0.020	2.00	0.060	0.12	2.8	0.08	0.03	0.16
Including	29	40	11	36.1	1.12	0.033	3.40	0.099	0.18	4.71	0.14	0.04	0.24
Including	43	47	4	13.1	0.69	0.020	2.06	0.060	0.11	2.86	0.08	0.03	0.16

PFN plans to commence Phase IB Exploration during the summer 2011. The Phase IB exploration program will include:

  More than 80 line km of 3D IP
  Approximately 3,500 m drilling
  Initialization of environmental baseline studies

Drilling program will focus on three main objectives:

1)	Testing deeper targets that were generated to follow the footwall mineralization down dip

2)	Testing near surface mineralized zones not yet fully evaluated

3)	Testing new drilling targets found outside of the contact by the geophysics survey (3D IP)

The Phase IB drilling campaign will continue to build on the results from Phase IA and will include the addition of newly available airborne geophysical survey technology. The mineralized footprint at River Valley remains unconstrained in all directions; therefore, the program will also include on-going condemnation drilling to test the limits of the known mineralization.

SARGESSON AND KELLY/DAVIS PROPERTIES, ONTARIO

The Company acquired a 100% interest in certain mineral claims, known as the Sargesson and Kelly/Davis properties, located in the Janes, Davis and Kelly Townships, Sudbury Mining District, Ontario. As consideration, the Company paid $68,400 and incurred $30,000 in exploration expenditures.

The property is subject to a 2% NSR.  The Company can purchase 1% of the NSR from the vendors for $400,000 and has the right of first refusal on the remaining 1% NSR.

COLDWELL, ONTARIO

In 2007, the Company acquired 91 mineral claims (20,254 ha) by staking in the Coldwell area near Marathon, Ontario. The claims cover parts of the Coldwell alkaline intrusive complex, which also hosts the Marathon PGM deposit.

Airborne geophysical and lake bottom sediment surveys were completed in 2007. The goal of these surveys was to identify targets for follow-up ground evaluation in 2008. Prospecting and a soil geochemical survey were completed in 2008. This work did not identify any significant mineralization.

The Company allowed the Coldwell claims to lapse in July and August 2010.

GOODCHILD, ONTARIO

During the year ended 30 April 2009, the Company acquired 28 mineral claims (6,640 ha) by staking in the north east of the Coldwell Area near Marathon, Ontario. These claims were incorporated into the Coldwell project as described in the preceding section.

As with the Coldwell Project, the Company allowed the Goodchild claims to lapse in February 2010.

SWAYZE JOINT VENTURE, ONTARIO

In 2007 the Company acquired claims by staking in Kenogaming Township (in the Swayze Greenstone Belt), Ontario. On 12 February 2008, the Company entered into a three-year joint venture agreement with Benton Resources Corp. to evaluate the claims that both parties held in the Swayze Greenstone Belt.  It was proposed that the exploration budget over the three years would be $1,200,000 with the first year’s budget of $400,000.  Total holdings in the Swayze area include 3 properties totalling 8,544 hectares.

Any additional claims acquired in the Swayze Greenstone Belt would be included in the joint venture.  Each company would participate in working the properties as a 50/50 joint venture.  Expenditures and programs on the properties to be determined by an annual joint management committee meeting.

In 2008, and airborne survey was completed over claims in Tooms Township that form part of the Swayze joint venture property. In addition, prospecting and mapping were completed on the Tooms and Heenan Township properties. In late 2008, a small (500 m) drill program was completed on the Heenan Township property. This work did not identify significant mineralization.

On 5 May 2009, the joint venture was terminated.  The Company allowed the Swayze claims to lapse in January 2010 and has no further plans for this project.

RAGLAN HILLS JOINT VENTURE, ONTARIO (OLD: SOUTH RENFREW, ONTARIO)

The Company staked 6 claims (1,024 ha) in Raglan Township within the Raglan meta-gabbro mafic complex in June 2006.

The property covers at least one historical nickel copper showing within a sulphide zone that is approximately 155m long and 6m- to-15m wide.  Reconnaissance prospecting, sampling and geochemical soil programs have been initiated over the property, as well as the historical showing areas.

In 2007 the Company entered into a 50/50 joint venture agreement with First Nickel to evaluate the claims as well as their adjoining claims (1,728 hectares) as one property.  Expenditures and programs on the project were determined by an annual joint management committee meeting.

In 2008 an airborne magnetic and electromagnetic survey was completed on the Raglan Hills property. This was followed by mapping and prospecting in the vicinity of anomalies generated by the airborne survey.

Due to the downturn in commodity prices, PFN informed First Nickel that it would not be participating in the funding of a 2009 exploration program and as a result the Company’s participating interest has been decreased. As per the joint venture agreement with First Nickel, the Company’s participating interest was converted to a 1.5% NSR over the Raglan Hills property.

EAST SUDBURY, ONTARIO

During the year ended 30 April 2009, the Company acquired 124 mineral claims (1,638 units – 26,208 hectares) by staking in the Sudbury area of Ontario.

In September 2009, the Company entered into a purchase agreement with Trueclaim Exploration Ltd. (“Trueclaim”) whereby Trueclaim would purchase 100% ownership of certain claims that formed part of the East Sudbury property for a 1.5% NSR and 50,000 Trueclaim shares.

In September 2009 the property was reduced from 128 claims to 60 claims and from then through December 2009 an additional 56 claims were lapsed.  The Company allowed the balance of the claims remaining to lapse in August 2010.

NORTH DULUTH, ONTARIO

In 2007 the Company acquired 10 mineral claims (81 units – 1,296 hectares) in the Crystal Lake Area south of Thunder Bay, Ontario and completed an airborne magnetic-electromagnetic survey over the property. The survey did not identify any significant targets for follow-up work and in February 2009, the property was reduced to 8 claims.

In February 2010, the remaining claims lapsed.

GLITTER LAKE, QUÉBEC

The Company entered into an option agreement dated 15 August 2003, and amended 30 April 2006, with CanAlaska Uranium Ltd. (“CanAlaska”) whereby the Company could earn a 50% interest in the mineral claims knows as the “Glitter Lake Property”, located in Québec.

The Glitter Lake Property consists of 63 unpatented mining claims totalling 1,008 hectares. The claims are owned 100% by PFN, and carry expiry dates of 24 June 2011. Work requirements are $750 per claim.  The claims are situated along the trend of the gabbroic sill that hosts the Horden Lake Cu-Ni deposit and form two groups, one situated to the southwest of the Horden Lake property, the other to the northeast.

The Glitter Lake claims surround, and extend along strike from, the Horden Lake Copper-Nickel deposit, which hosts an indicated resource of 8.8 million tonnes (“Mt”) at 0.88% copper (“Cu”) and 0.21% Nickel (“Ni”), and an inferred resource of 7.8Mt at 0.87% Cu and 0.25% Ni (Southampton Ventures Inc., Press Release, March 2nd 2009).

The principal exploration target on the Glitter Lake Property is remobilized magmatic Cu-Ni sulphide mineralization along the contact of the metagabroic intrusion that hosts the Horden Lake deposit. Of particular interest is the potential for relatively high-grade Cu mineralization that could be used to augment the high grade, but relatively low tonnage portion (indicated resource of 2.4 Mt at 1.37% Cu, 0.25% Ni, and inferred resource of 2.0 Mt at 1.34% Cu, 0.34% Ni) of the Horden Lake deposit.

On 1 April 2008 the Company signed an amended agreement with CanAlaska whereby, in order to maintain the option, a total of $200,000 was to be spent by 15 April 2009 with an additional $300,000 to be spent by 15 April 2010. PFN has completed exploration expenditures in the amount of $248,891 fulfilling its 2003 and 2007 exploration commitments.

On 30 January 2009, PFN and CanAlaska signed an amendment to the option agreement whereby CanAlaska has assigned a 100% interest in the Glitter Lake Property to PFN in consideration of PFN assuming CanAlaska’s remaining lease obligation of approximately $83,600 with respect to its Kerrisdale office location to the end of the lease term in November 2010.  CanAlaska retains a 0.5% NSR interest in the property along with the existing royalty agreement with the original prospectors of 1.5%. The original option agreement has thus been terminated.

A joint venture partner is being sought to further explore the Glitter Lake Property.

FIEDMONT, QUÉBEC

On 16 December 2008, the Company entered into an option agreement with Kinbauri whereby the Company could earn a 60% interest in 40 of Kinbauri’s 84 claims covering approximately 3,458 ha, known as the Fiedmont PGM property, subject to a 2% NSR held by the original vendors. The vendor’s NSR is subject to a 1.0%, $900,000 buyback, to earn a 60% interest.

Under the terms of the Agreement, the Company would pay Kinbauri an aggregate amount of $98,000, issue 150,000 common shares to Kinbauri and expend $400,000 on exploration prior to 30 November 2010 to earn its interest. The Company’s first year commitment was mandatory and included payment to Kinbauri of $38,000 (paid), issuance of 50,000 shares (issued, valued at $4,500), and expenditures of $150,000 (incurred) on exploration prior to 30 November 2009.

The Fiedmont property hosts PGM mineralization in sulphide zones associated with the contacts of the intrusion. Showings have returned values grading up to 6 grams per tonne (“g/t”) Pt+Pd, and drill hole intersections include up to 1.5 g/t Pt+Pd over 5 m. The property has seen very little work since its discovery in 2002. The Company completed an initial drill program targeting potential extensions of the known mineralization in March, 2009.

No significant assay results were obtained from the drilling program, and the option agreement was terminated in October of 2009.

SOQUEM –TAUREAU & CHENNEVILLE PROJECTS, QUÉBEC

On 28 July 2006 the Company signed a 50/50 Cooperation Agreement with SOQUEM Inc. ("SOQUEM") in order to conduct research on platinum properties in the southern portion of the Province of Québec, Canada, in a designated Area of Mutual Interest ("AMI"), with the objective of identifying viable properties for further exploration.  PFN and SOQUEM would pool staffing and funding resources, and share all technical data pertaining to properties located within the AMI, with each party having equal representation of two members each on a technical committee, responsible for setting programs, budget and schedule.  SOQUEM acted as Manager.  The first exploration program agreed upon between the parties was budgeted at $250,000 and was completed by the end of 2006.

In the event that a viable property was identified, the parties would contribute jointly to all staking and acquisition costs, or, if one party elected to do so independently, would do so at its own expense.  In that event, the other party was granted the right of first refusal to acquire a 50% interest in the property.  Exercise of this right would result in the creation of a new joint venture agreement between the parties for the newly acquired property.

The 2006 program’s assay results (1.17g/t Pd, 0.14g/t Pt, 0.29g/t Au, 1.62% Cu, and 0.35% Ni) from the Taureau evaluations justified staking a mafic intrusive and the flying of an airborne EM survey.  Several magnetic bodies with associated conductors were identified, and additional claims were acquired in these areas.

In 2007, work programs continued to evaluate mafic intrusives in the AMI.  The conductor trends identified from the airborne survey in the Chenneville area were staked (254 mineral claims – 15,200 ha) and evaluated. The Chenneville Project was initiated to follow-up on the PGE-Cu-Ni mineralization located in 2006.  Additional follow-up ground work on the Taureau and Chenneville project areas was completed in 2009, culminating with a 500 m drill program on the Chenneville property.  No significant mineralization was identified during the course of the foregoing investigations.

Both parties agreed to abandon the entire Chenneville property since the fieldwork did not give the significant results expected and the Company and SOQUEM agreed to terminate the Taureau and Chenneville joint venture in August 2009.

DESTINY GOLD PROPERTY, QUÉBEC

On 14 August  2009, the Company entered into an option agreement with Alto Ventures Ltd. (“Alto”) to acquire the Destiny Gold Project (formerly the Despinassy Project) consisting of 175 mining claims totalling 7,260 ha.

Under the terms of the Option Agreement with Alto, PFN will pay Alto $200,000 ($100,000 paid), provide Alto with 250,000 common shares of PFN (75,000 common shares issued), and complete a total of $3,500,000 in exploration expenditures over a four year period to earn a 60% interest in the Destiny Gold property. Subsequent to vesting of its interest, PFN will form a joint venture with Alto to further develop the project. Certain claims comprising the property are subject to underlying net smelter return royalties ranging from 1% to 3.5%, with varying buy-back provisions.

The Destiny Gold Project is located approximately 75 km north of Val d’Or in the Abitibi-Témiscamingue region of Québec. The property is road accessible, and excellent mining infrastructure and support facilities are available in nearby Val d’Or.

The Destiny Gold property is underlain by Archean metavolcanic and metasedimentary rocks of the Abitibi Greenstone Belt. A regional scale structure, the Despinassy shear zone, transects the property. High grade gold mineralization occurs in quartz veins and alteration zones associated with this structure. Mineralization has been identified in several locations along the Despinassy shear zone on the property over a strike distance of about 4 km.

The main area of mineralization, the DAC zone, occurs over a strike length of about 600 m. In this area, four to five identifiable intervals of quartz veining and shear-related alteration zones carry high-grade gold mineralization, with drill intersections ranging up to 178.5 g/t Au over a drill width of 1.0 m.

 The DAC zone hosts a NI 43-101 compliant indicated resource of 166,863 tonnes grading 6.88 g/t Au (36,892 oz) and an inferred resource of 444,753 tonnes grading 4.46 g/t Au (63,839 oz) as calculated by W.A. Hubacheck Consultants Ltd. in “A Resource Estimate of the DAC Gold Deposit, Despinassy Twp., Val d’Or, Quebec,” dated 9 January 2007, and incorporated into the NI 43-101 compliance “Technical Report and Resource Estimation of the DAC Deposit, Destiny Property, Québec” (the “Destiny Tech Report”) for Alto and PFN, dated 1 March 2011, by Todd McCracken, P.Geo. of Wardrop, a Tetra-Tech company (the “Wardrop Report”). The Wardrop Report can be read in its entirety under PFN’s profile on SEDAR at www.sedar.com.  The DAC zone is open along strike and at depth. The occurrence of high-grade mineralization at the Darla and 20 and 21 zones to the east clearly indicates that the mineralizing system occurs across a significant portion of the property.

The Phase 1 program was completed on 22 December 2009 and consisted of 5,600m of drilling in 14 holes. Results from the Phase I drilling program were very positive as they validated the deposit model and confirm continuity of gold mineralization between previous wide-spaced holes.  Each of the holes targeting the DAC deposit intersected gold within multiple zones of shearing, strong alteration, quartz veins containing variable amounts of sulphides.

Significant gold values were obtained in 100% of the holes drilled including high grade quartz veins containing up to 44.39 g/t Au and wide mineralized shear zones including 21.0 m averaging 1.39 g/t Au and another high grade quartz veins containing up to 16.43 g/t Au over 0.5 m (0.48 oz/ton) and averaging 0.51 g/t and 49.5 m averaging 0.36 g/t Au.  Phase 1 confirmed the large size of the gold system at the DAC deposit.

The Phase II drilling program began 26 January 2010 and was completed in March 2010. The results from the Phase I and Phase II programs are incorporated into the extensive data base available for the Destiny project for the next stage of work, which may include diamond drilling. Drilling at the DAC Deposit continued to intersect multiple gold zones with high grade values over significant widths including DES10-137 which intersected 20.85 g/t Au over 1.1m within a vein zone that averages 8.46 g/t over 3.0m. This same hole intersected another gold zone containing 12.0 g/t Au over 0.5 m within a quartz-veined shear zone averaging 1.16 g/t Au over 6.6 m and a massive sulphide lens assaying 6.4% Zn over 1.0 m.

DES10-137 intersected a one metre wide zone of zinc-rich massive sulphides that is believed to be part of the same sulphide horizon from which base metal values were reported. Company believes that the base metals are indications of an earlier copper-zinc-gold massive sulphide system that has been subsequently overprinted by the gold enriched shear zones that are host to the DAC Deposit.

Table 1: Significant Gold Assays

Hole Number	From (m)	To (m)	With (m) *downhole	Au (g/t)
DES09-128	315.0 458.1	318.6 458.6	3.6 0.5	1.37 2.99
DES09-129	257.7 308.8 407.0	266.0 316.3 407.5	8.3 7.5 0.5	1.10 0.78 16.43
DES09-130	299.2 305.5 354.4	312.6 306.7 374.2	13.4 1.2 19.8	0.7 6.02 0.53
DES09-131	94.6 116.8 131.0	119.9 118.9 170.5	25.3 2.1 49.5	0.51 2.42 0.36
DES09-134 Includes	124.8 256.9 259.6 316.7	135.3 266.7 260.6 332.8	10.5 9.8 1.0 16.1	0.41 0.53 2.54 0.28
DES09-135 Includes Includes Includes Includes Includes	355.75 357.25 365.5 374.85 375.4 386.65 389.15 431.4 446.5 486.55 527.1 527.1	368.0 357.75 366.0 377.0 375.7 391.0 390.15 441.8 70.35 496.9 530.0 527.75	12.25 0.5 0.5 2.15 0.3 4.35 1.0 10.4 23.85 10.35 2.9 0.65	2.85 12.69 51.66 1.55 7.9 0.74 2.34 0.46 0.36 0.35 3.35 12.84
DES09-136 Includes	451.0 460.9	463.3 461.5	12.3 1.6	0.9 3.59
DES09-137 Includes Includes Includes	216.3 226.8 251.9 254.0 371.0 372.9	227.6 227.6 258.5 254.5 374.0 374.0	11.3 0.8 6.6 0.5 3.0 1.1	0.92 4.0 1.16 12.0 8.46 20.85
DES09-138 New Vein	22.0 91.0	44.0 92.0	22.0 1.0	0.39 2.57

*  Based on core angles and previous drilling, true widths are estimated at approximately 80% to 90% of the downhole lengths reported. Mineralized zones generally start at 0.1 g/t Au and assay averages may include minimal intervals of waste material. No top cuts of assays were used.

The results from the first 14 holes were very positive as they confirm continuity of gold mineralization between holes drilled previously, some of which were spaced from 100m to 200m apart.

The 2010 Destiny exploration program was completed in December 2010. A high resolution airborne magnetic survey was conducted along with borehole electromagnetic (BHEM) surveys that were designed to target massive sulphide mineralization.

Three drill holes were completed and each had a specific objective with respect to defining controls on the mineralization at the Destiny Gold Project. These are summarized as (1) to test selected BHEM conductors and assess the association of areas of sulphide mineralization with gold mineralization, and (2) to test for shallow gold mineralization to the south of the DAC deposit where the high resolution magnetic survey identified magnetic signatures similar to the DAC deposit.

Previous drilling revealed massive sulphide mineralized lenses locally adjacent to the gold mineralization. The companies interpreted these sulphide lenses as important to the gold mineralizing system and completed BHEM surveys in certain drill holes to trace the extent of the massive sulphide mineralization and to help guide drilling at depth.

The 2010 program also included the completion of the Wardrop report, which incorporated over 7,600 m of additional drilling that was completed on the deposit subsequent to the earlier NI43-101 compliant resource estimate calculated by W. A. Hubacheck Consultants Ltd., for an updated NI43-101 compliant report with a resource estimate.

Indicated and Inferred resources have been determined for the DAC deposit. The deposit is made up of narrow high-grade gold-bearing quartz veins occurring within five parallel alteration zones. These alteration zones carry gold at lower grades than the quartz veins but are significantly wider. The Wardrop Report indicates that the additional drilling has expanded the DAC Deposit and significantly increased the contained ounces of gold.

At a cut-off grade of 0.5 g/t Au and using the Inverse Distance Squared (ID2) estimation method, the five gold zones contain an Indicated Resource of about 10.8 million tonnes with an average grade of 1.05 g/t Au (364,000 contained ounces). In addition, the Inferred Resource totals 8.3 Mt with an average grade of 0.92 g/t Au (247,000 contained ounces). Table 2 summarizes the Resource Estimate at the 0.5 g/t cut-off.

Table 2: DAC Resource Estimation Summary (using ID2 method)

Class	Zone	Capping Grade (g/t)	Tonnes Above Capped Grade	Average Grade (g/t)	Average True Width (m)	Au Ounces
Indicated	1	7.53	1,395,600	0.84	16	37,760
	2	19.63	2,942,700	1.19	30	112,644
	3	6.66	1,370,700	0.99	12	43,675
	4	10.80	3,542,600	1.06	21	121,221
	5	14.00	1,573,900	0.97	15	49,231
	Total		10,825,500	1.05		364,530
Inferred	1	7.53	971,900	0.70	16	21,724
	2	19.63	1,841,100	1.06	30	62,487
	3	6.66	725,500	0.93	12	21,759
	4	10.80	3,085,300	0.89	21	88,767
	5	14.00	1,706,600	0.96	15	52,854
	Total		8,330,400	0.92		247,590

Table 3: DAC Resource Estimation Summary (using ID2 method)

Class	ID2 Cut-off (Au g/t)	Tonnes	Average Grade (Au g/t)	Contained Ounces Au
Indicated	0.2	24,275,300	0.65	509,960
	0.4	14,371,800	0.90	415,780
	0.5	10,825,500	1.05	364,530
	0.6	8,225,700	1.21	318,840
	0.8	5,359,200	1.48	255,370
	1.0	3,858,800	1.71	212,310
	1.5	1,820,100	2.26	132,490
	2.0	979,900	2.73	86,100

Inferred	0.2	22,541,600	0.55	401,190
	0.4	12,132,100	0.78	302,500
	0.5	8,330,400	0.92	247,590
	0.6	5,797,600	1.09	203,210
	0.8	3,534,600	1.35	153,420
	1.0	2,521,400	1.53	124,390
	1.5	1,133,600	1.93	70,360
	2.0	385,600	2.29	28,400

A cut off grade of 0.5 g/t Au was selected to tabulate the total resources based on the results of similar gold projects located in Ontario and Quebec. In addition, the following parameters were considered; 4:1 stripping ratio, operating costs of $14.30/tonne at 10,000 tonnes per day, long term gold price of $US973/troy ounce, $US to $CDN conversion of 1.02 and gold recovery of 94%.  The resources block considers the mineralization to start at approximately 15 m below surface down to a depth of 400m for the deepest zone (Zone 5).

Mineral Resources are not Mineral Reserves and by definition do not demonstrate economic viability.

DAC Resource Estimation Summary (using ID2 method)

Class	Zone	Capping Grade (g/t)	Tonnes Above Capped Grade	Average Grade (g/t)	Average True Width (m)	Au Ounces
Indicated	1	7.53	1,395,600	0.84	16	37,760
	2	19.63	2,942,700	1.19	30	112,644
	3	6.66	1,370,700	0.99	12	43,675
	4	10.80	3,542,600	1.06	21	121,221
	5	14.00	1,573,900	0.97	15	49,231
	Total		10,825,500	1.05		364,530

Class	Zone	Capping Grade (g/t)	Tonnes Above Capped Grade	Average Grade (g/t)	Average True Width (m)	Au Ounces
Inferred	1	7.53	971,900	0.70	16	21,724
	2	19.63	1,841,100	1.06	30	62,487
	3	6.66	725,500	0.93	12	21,759
	4	10.80	3,085,300	0.89	21	88,767
	5	14.00	1,706,600	0.96	15	52,854
	Total		8,330,400	0.92		247,590

Cut-off Sensitivities for the DAC Deposit Resource Estimate

Class	ID2 Cut-off (Au g/t)	Tonnes	Average Grade (Au g/t)	Contained Ounces Au
Indicated	0.2	24,275,300	0.65	509,960
	0.4	14,371,800	0.90	415,780
	0.5	10,825,500	1.05	364,530
	0.6	8,225,700	1.21	318,840
	0.8	5,359,200	1.48	255,370
	1.0	3,858,800	1.71	212,310
	1.5	1,820,100	2.26	132,490
	2.0	979,900	2.73	86,100

Inferred	0.0	31,535,100	0.43	436,840
	0.2	22,541,600	0.55	401,190
	0.4	12,132,100	0.78	302,500
	0.5	8,330,400	0.92	247,590
	0.6	5,797,600	1.09	203,210
	0.8	3,534,600	1.35	153,420
	1.0	2,521,400	1.53	124,390
	1.5	1,133,600	1.93	70,360
	2.0	385,600	2.29	28,400

NICKEL PLATS, SASKATCHEWAN

By agreement dated 30 April 2007, the Company optioned the Nickel Plats property from Diamond Hunter Ltd. (“Hunter”). The property is located approximately 50 km north of Laronge, Saskatchewan. The property covers a Ni-Cu occurrence (historic resource of 1.7 million tonnes grading 0.74% combined Ni-Cu) within a sulphide rich (pyrrhotite, chalcopyrite and pyrite) gabbro intrusion.

On 30 March 2009, the Company and Hunter signed an amendment to the terms agreement as follows:

		Payments	Shares	Exploration Expenditures
Upon execution of agreement	(paid/issued)	$10,000	75,000	$-
On or before 30 June 2007	(paid)	20,000	-	-
On or before 30 April 2008	(paid/issued)	30,000	75,000	-
On or before 30 April 2009	(paid/issued)	15,000	50,000	-
On or before 30 April 2010	(paid/issued)	15,000	50,000	-
On or before 30 April 2011	(paid)	20,000	-	-
On or before 30 April 2012		20,000	-	-
On or before 30 April 2013		20,000	-	-
Total		$150,000	250,000	$-

Approximately $678,609 in expenditures have been accrued by the Nickel Plats Project, thereby fulfilling all exploration expenditure requirements under the terms of the amended Option Agreement.

In 2007, the Nickel Plats project was evaluated, and a compilation was begun to understand the setting of the mineralization as well as develop an approach to test the known mineralization and other targets that were developed from the work.  Five mineral claims (7,692 ha) were staked in the vicinity to expand to the property to include additional target areas.

A 2,284 line km helicopter-borne VTEM (Versatile Time Domain Electromagnetic) geophysical survey was completed by Geotech Ltd. over the Nickel Plats property in 2008, with a large number of anomalies identified, and limited re-sampling of historic drill core on the property was also completed.

The Nickel Plats adjunct property is subject to a 2.0% NSR. The Company has the right to purchase a 1.0% NSR for $750,000.

No exploration activity was undertaken on the project in 2009.

A joint venture partner is being sought to further explore the Nickel Plats Project.

WINTER LAKE, NORTHWEST TERRITORIES, CANADA

In 2007, the Company staked two separate blocks of claims, totaling 33 mineral claims of approximately 34,070 ha in the MacKay Lake area of the Northwest Territories.  These claims cover geology similar to that where GGL Resources reported nickel values in a komatiitic environment.

No exploration work was completed on the property subsequent to staking, and the claims were allowed to lapse May 4, 2009 and reverted to the Crown.

TONSINA PROPERTY, ALASKA

The Tonsina property, presently defined, consists of 46 State of Alaska mining claims, known as the “Marc” claims 1-46 (ADL Nos. 610060 – 610105) which were staked in June 2006.  These claims comprise a contiguous group of State of Alaska ¼ section claims covering approximately 29.78 sq. kilometers (744.62 hectares, or 7,360 acres), herein referred to as the “Tonsina property”.  The claims are owned 100% by the Company.

The property is located in the Valdez quadrangle in southeast Alaska on state select land, located approximately 6 km south of the village of Tonsina and 110 km north of Valdez.  The property covers prospective PGM mineralization within the Tonsina ultramafic intrusive complex.   Access is relatively good with bush roads 6 km north to the Richardson Highway which connects Anchorage to Fairbanks.  Helicopters are still required to reach the higher elevations.

The 2007 exploration program identified significant PGM anomalies associated with a sulphide and chromite enriched layer in the Tonsina Ultramafic Complex. An induced polarization survey designed to test the extent of the mineralization was completed in the summer of 2008, and was followed by a ground magnetic survey and surface channel sampling. The results suggest that the zone of sulphide mineralization is continuous over a 300 m strike length.  Future work will focus on determining the total strike extent of this zone, and identifying the best locations for drill testing of the mineralization.

A joint venture partner is being sought to further explore the project.

KANE PROPERTY, ALASKA

During a previous year, the Company acquired certain mineral claims by staking in Alaska.  On 6 June 2007, the Company entered into an option agreement with Stillwater Mining Company (“Stillwater”) whereby Stillwater could earn 50% of the first selected property by spending US$3.5 million and US$4.0 million on each subsequent selected property by 31 December 2011.  In March 2008, Stillwater elected not to continue with exploration on the property in order to evaluate new ground in southeast Alaska.

The Company continues to maintain the Kane property’s mineral claims and a joint venture partner is being sought to further explore the property.

UNION BAY, ALASKA

By agreement dated 1 October 2002 and amended 2 April 2003 and 4 February 2004, the Company could acquire, from Freegold Ventures Limited (“Freegold”), a company that previously had certain directors and officers in common, an option to earn up to a 70% interest in the property.

In order to earn its 50% interest, the Company, purchased a private placement of $165,000 (2002), made cash payments, and issued common shares and incurred exploration expenditures as follows:

	Payments	Shares	Exploration Expenditures
- Within 5 days from approval date(issued)	$-	30,000	$-
- On or before 1 July 2003 (paid / incurred)	20,000	-	30,000
- On or before 30 January 2004(issued)	-	30,000	-
- On or before 1 July 2004(paid / incurred)	20,000	-	30,000
- On or before 1 July 2005(paid / incurred)	30,000	-	340,000
- On or before 1 July 2006(paid / incurred)	30,000	-	600,000
	$100,000	60,000	$1,000,000

Following vesting with a 50% interest on 1July 2006, the Company had the right to elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of vesting with 50%.  This election was not made.

As a term of the agreement the Company, upon vesting with 50%, issued 253,586 common shares at market value of $100,000 to Freegold.  In a previous year, 134,538 common shares were issued, the value of which was accounted in the previous year.

By Memorandum of Agreement dated 4 May 2007, Freegold and the Company confirmed their 50/50 interest in the property, with the Company as Project Operator.

No programs were carried out during the past year and Freegold and the Company are seeking a joint venture partner to further develop this project.

NIXON FORK PROPERTY, ALASKA

By Letter Agreement (the “Agreement”) dated 9 December 2008 between the Company and St. Andrew Goldfields Ltd. (“SAG”), the Company was granted an option, exercisable until 15 February 2009, to acquire a 100% interest in SAG’s wholly-owned subsidiary Mystery Creek Resources Inc. (“MCR”).  MCR’s assets include the Nixon Fork property, located 56 km northeast of McGrath, Alaska.

The Company paid US$100,000 upon signing the agreement dated 9 December 2008. The Company exercised the option by agreeing to pay a further US$400,000 of which US$100,000 was paid 12 February 2009, and the balance was paid in three equal instalments on 1 May 2009, 1 July 2009 and 1 September 2009.

The mine is located 56 km northeast of McGrath, Alaska. Work on the property began in late March 2009 and consisted of reopening the facilities that had been shut down in October of 2008.  The facilities are in good condition and the camp is operational.

In June 2009, the Company granted Fire River Gold Corp. (“FAU”) an option to acquire all of the outstanding shares of MCR.  FAU paid PFN US$50,000 on signing of the agreement.  The sale of MCR to FAU was approved by PFN shareholders in August 2009. The shareholders of FAU approved the purchase of MCR in September 2009.  FAU exercised the option by making further payments totalling US$450,000 and issuing a total of US$2.5 million in FAU shares at a deemed price of $0.45 per share for a total of 6,415,000 shares to the Company.

FAU also issued to PFN 1,000,000 share purchase warrants entitling PFN to purchase 1,000,000 shares of FAU at an exercise price of $0.50 until 2 October 2011, and reimbursed all expenses incurred by PFN from 1 May 2009 for a total of CDN$773,766.

BURKINA FASO GOLD PROJECT, AFRICA

In January, 2011, the Company entered into an option agreement with SOMITRA, a company incorporated in Burkina Faso, to acquire three gold permits, known as the Burkina Faso Gold Project, located in Burkina Faso, Western Africa. The project consists of three separate permits totaling 429 Sq Km.

Under the terms of the option agreement, PFN can earn a 100% interest in the properties over a three year period by paying SOMITRA US$480,000 and providing SOMITRA with a total of 450,000 PFN shares, or PFN may elect to pay the sum of US$135,000.

During the period of the agreement PFN can terminate the option agreement at any time as regards to one or several of the Permits.

SOMITRA will retain a 1% Net Smelter Return, NSR, with a buyout price of US$1,000,000 for any deposit over 1 million ounces and US$500,000 for any deposit under 1 million ounces.

PFN’s Burkina Faso gold Projects lie within the Birimian Greenstone Belt of West Africa, one of the most prolific gold producing regions of the world. The Birimian Greenstone Belt consists of Lower Proterozoic age volcanic and sedimentary units intruded and surrounded by related plutonic rocks and has a long history of gold mining with industrial history beginning in Ghana at the end of the 19th century.

QUALIFIED PERSON STATEMENT

“Project Overview” and “Subsequent Event” sections of this report has been reviewed and approved for technical content by Ali Hassanalizadeh M.Sc. P.Geo, Acting Vice President Exploration for PFN and a Qualified Person under the provisions of National Instrument 43-101.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following selected financial information is derived from the unaudited interim consolidated financial statements of the Company.  The figures for the quarters ended 31 July 2011, 30 April 2011, 31 January 2011, 31 October 2010 and 31 July 2010 have been prepared in accordance with IFRS, and the remaining figures have been prepared in accordance with Canadian GAAP.

			For the Quarters Ended (unaudited)
	31 Jul.	30 Apr	31 Jan.	31 Oct.	31 Jul.	30 Apr.	31 Jan.	31 Oct.
	2011	2011	2011	2010	2010	2010	2010	2009
Total revenues	$ 6,836	$ 35,017	$ 5,222	$ 5,748	$ 6,306	$ 12,151	$ 6,028	$ 13,582
Net income(loss)	(1,041,445)	(3,317,683)	(136,327)	(321,119)	(541,064)	(1,843,147)	(626,573)	2,221,965
Net income(loss) per share	(0.01)	(0.05)	(0.00)	(0.01)	(0.01)	(0.03)	(0.01)	0.04
Total assets	16,173,530	15,575,641	11,202,245	11,492,906	12,720,801	11,353,054	13,414,363	12,620,592

RESULTS OF OPERATIONS

The three month period ended 31 July 2011 resulted in a loss from operations of $1,017,525 which compares with a loss of $541,064 for the same period in 2010.  General and administrative expenses are costs associated with the Company’s corporate head office in Vancouver which includes the office rent, legal and accounting, regulatory, executive management fees, investor relation, travel and consulting fees.

For the three month period ended 31 July 2011, management fee was increased by $173,355 compared to $44,427 for the same period in 2010 due to the amendment increase and  bonus paid to the President and CEO for the closing acquisition of the River Valley project from Anglo. Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $138,688 for the period ended 31 July 2011 compared to $28,801 for the same period in 2010.   An aggregate share-based payments of $256,437 was recorded as compared to $26,165 in the previous year. Consulting fees for the period were $51,276 compared to $62,068 in the previous year. Travel and lodging costs of $80,941 were incurred during the period, compared to $14,380 of the same period in 2010. All other general and administrative costs were relatively the same compared to the previous year. Interest and other income for the period is $6,836, compared to $6,306 in the previous year. $1,159,294 unrealized loss on investment portfolio compared to $361,510 gain in the previous year due to global market downturn.

During the three month period ended 31 July 2011, the Company incurred mineral property cash costs of $1,189,523 compared to $79,225 in the previous year due the commencement of the Phase IA exploration and drilling program of the River Valley project.

LIQUIDITY AND CAPITAL RESOURCES

During the three month period ended 31 July 2011, the Company’s working capital, defined as current assets less current liabilities, was $7,891,519 compared with working capital of $8,608,818 as at 30 April 2011.  The Company has total issued and outstanding of 94,068,262 shares as at 31 July 2011. The Company has a portfolio of investments with a book value of $2,983,470 and a market value of $3,653,137 as at 31 July 2011.

CONTRACTUAL COMMITMENTS

By agreement effective 1 December 2005, the Company entered into a five-year management agreement with a company controlled by a director and Chairman of the Company.  Compensation is $7,350 per month for the first year, with a 5% increase on each anniversary date plus benefits.  The Director and Chairman is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is automatically renewable for two-year periods. The Company may terminate the agreement at any time but will be responsible to pay the greater of the remaining amount under the contract or two years’ compensation.

By amended agreement effective 1 December 2008, the Company amended the 1 December 2005 agreement.  The compensation under the original agreement was amended from $7,350 per month to $14,104 per month.  The 5% increase under the original agreement was waived until 1 December 2009.  All terms of the original agreement remained the same.

By amended agreement effective 1 April 2011, the Company amended the 1 December 2005 agreement as amended on 1 December 2008.  The compensation under the amended agreement was further amended from $15,550 per month to $20,833 per month.  The term of the amended agreement is for five years terminating on 31 March 2016.  All terms of the original agreement remained the same.

Year ended 30 April	2012	2013	2014	2015	2016	Total
Management agreement	$ 251,042	$ 263,594	$ 276,773	$ 290,612	$ 305,143	$ 1,387,164

The Company has outstanding and future commitments under mineral property option agreements to pay cash and issue common shares of the Company.

The Company is committed under an operating lease with a Company for its office premises with the following minimum lease payments to the expiration of the lease on 30 November 2011.

Year ended 30 April	2012	2013	2014	2015	2016	Total
Office lease *	$ 119,303	$ -	$ -	$ -	$ -	$ 119,303
  In November 2008, the Company entered into an agreement with the former co-signor of the lease whereby the Company assumed their remaining lease obligation and received a lump sum amount of $126,845 which will then be applied to the end of the term.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

GOVERNMENT LAWS, REGULATION & PERMITTING

Mining and exploration activities of the Company are subject to both domestic and foreign laws and regulations governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances, the environment and other matters. Although the Company believes that all exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a substantial adverse impact on the Company.

The operations of the Company will require licenses and permits from various governmental authorities to carry out exploration and development at its projects. There can be no assurance that the Company will be able to obtain the necessary licences and permits on acceptable terms, in a timely manner or at all. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

ESTIMATES OF MINERAL RESOURCES

The mineral resource estimates contained in this MD&A are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified resource will ever qualify as a commercially mineable (or viable) deposit which can be legally or commercially exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material.

If the Company’s exploration programs are successful, additional funds will be required in order to complete the development of its properties. There is no assurance that the Company will be successful in raising sufficient funds to meet its obligation or to complete all of the currently proposed exploration programs. If the Company does not raise the necessary capital to meet its obligations under current contractual obligations, the Company may have to forfeit its interest in properties or prospects earned or assumed under such contracts.

KEY MANAGEMENT AND COMPETITION

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved. The success of the Company is largely dependent on the performance of its key individuals. Failure to retain key individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success.

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself with respect to the discovery and acquisition of interests in mineral properties, the recruitment and retention of qualified employees and other persons to carry out its mineral exploration activities. Competition in the mining industry could adversely affect the Company’s prospects for mineral exploration in the future.

TITLE TO PROPERTIES

Acquisition of rights to the mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed. Although the Company has investigated the title to all of the properties for which it holds concessions or other mineral leases or licenses or in respect of which it has a right to earn an interest, the Company cannot give an assurance that title to such properties will not be challenged or impugned.

COMMODITY PRICES

The profitability of the Company’s operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The Company’s revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of copper or gold.

CHANGES IN ACCOUNTING POLICIES – INITIAL ADOPTION

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP for publicly accountable enterprises would be replaced by IFRS for fiscal years beginning on or after January 1, 2011.  The Company’s first interim consolidated financial statements prepared under IFRS are the condensed consolidated interim financial statements for the three months ended 31 July 2011 with the effective date of transition being 1 May 2010.  These condensed consolidated interim financial statements include full disclosure of its new IFRS policies in Note 2.

Transition to IFRS

IFRS 1, “First-time Adoption of International Financial Reporting Standards”, sets forth guidance for the initial adoption of IFRS.  The Company has applied the following exemptions to its opening statement of financial position dated 1 May 2010.

Share-based Payments – IFRS 1 encourages, but does not require, first time adopters to apply IFRS 2, “Share-based Payment” to equity instruments that were granted on or before 7 November 2002, or equity instruments that were granted subsequent to 7 November 2002 and vested before 1 May 2010.  The Company elected not to apply IFRS 2 to equity instruments that vested prior to 1 January 2010.

Business Combinations - IFRS 1 provides the option to apply IFRS 3, “Business Combinations”, retrospectively or prospectively from the transition date.  The Company elected not to retrospectively apply IFRS 3 to business combinations that occurred prior to its transition date.

Consolidated and Separate Financial Statements - In accordance with IFRS 1, if a company elects to apply IFRS 3 retrospectively, IAS 27, “Consolidated and Separate Financial Statements” must also be applied retrospectively.  As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

IFRS 1 also outlines mandatory guidelines that a first time adopter must follow.  The Company applied the following mandatory guidelines to its opening statement of financial position dated 1 May 2010.

Estimates - In accordance with IFRS 1, the Company’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under Canadian GAAP unless there is objective evidence that those estimates were in error.  The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS.

Canadian GAAP to IFRS differences

Share-based Payments – The Company elected to apply IFRS 2 only to those stock options granted subsequent to 7 November 2002 and not vested before 1 May 2010.  This resulted in an increase of stock options reserve as at 1 May 2010 by $36,851 with an increase in deficit by an equal amount, and an increase in share-based payment expense of $162,543 for the year ended 30 April 2011, of which an increase of $11,098 was adjusted for the three month period ended 31 July 2010.

Flow-through Shares - Flow-through shares are a unique Canadian tax incentive which is the subject of specific guidance under Canadian GAAP.  Under Canadian GAAP, the Company accounted for the issue of flow-through shares in accordance with the provisions of CICA Emerging Issues Committee Abstract 146, “Flow-through Shares”.  At the time of issue, the funds received are recorded as share capital.  At the time of the filing of the renunciation of the qualifying flow-through expenditures to investors, the Company recorded a deferred tax liability with a charge directly to shareholders’ equity.  Also under Canadian GAAP, a portion of the deferred tax assets that were not recognized in previous years, due to the recording of a valuation allowance, are recognized as a recovery of income taxes.

IFRS does not contain explicit guidance pertaining to this tax incentive.  Therefore, the Company has adopted a policy whereby the premium paid for flow-through shares in excess of the market value of the shares without the flow-through features at the time of issue is initially recorded as a flow-through liability.  Upon renouncement by the Company of the tax benefits associated with the related expenditures, a deferred tax liability is recognized and the flow-through liability is reversed, with any difference recorded as deferred tax expense.  A portion of the deferred tax assets that were not recognized in previous years, due to the recording of a valuation allowance, will reduce the deferred tax liability and record a deferred tax recovery.

The change in accounting policy related to flow-through shares resulted in an increase in share capital and an increase in deficit of $1,083,067 as at the transition date, and a decrease in share capital and an increase in flow-through tax liability of $77,314 for the year ended 30 April 2011.

Reclassification within Equity section - Under Canadian GAAP, “Contributed Surplus” was used to record the issuance of warrants, stock options and performance shares as well as shares to be issued and warrants to be issued.  Upon adoption of IFRS, the balances in “Contributed Surplus” have been reclassified to “Stock options reserve”, “Warrants reserve” and "Performance shares reserve".  In addition, the Company reclassified the balance of the “Accumulated other comprehensive income” that existed under Canadian GAAP into “Available-for-sale investments reserve”.

Detailed schedules of the impact of these changes are included in Note 15 of the condensed consolidated interim financial statements for the three months ended 31 July 2011.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, advances and deposits, available-for-sale securities, share purchase warrants and trade payables. The fair value of these financial instruments, with the exception of available-for-sale and share purchase warrants, approximates their carrying value unless otherwise noted.

  Fair Values

	Fair value hierarchy	FVTPL, at fair value	Loans and receivables, at amortized cost	Available-for-sale, at fair value	Other liabilities, at amortized cost
Cash and cash equivalents	Level 1	4,251,414	-	-	-
Amounts receivable	N/A	-	209,519	-	-
Available-for-sale securities	Level 1	-	-	3,119,828	-
Available-for-sale securities	Level 2	-	-	225,000	-
Share purchase warrants	Level 2	308,309	-	-	-
Trades payable	N/A	-	-	-	238,835

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and amounts receivable.  The Company manages its credit risk relating to cash and cash equivalents by dealing with only with highly-rated financial institutions.  As at 31 July 2011, amounts receivable was mainly comprised of Harmonized Sales Tax receivable of $208,369 (30 April 2011 - $184,818).  As a result, credit risk is considered insignificant.

Currency Risk

The Company is exposed to currency risk to the extent of its acquisition and exploration expenditures on its US properties and African property.  The Company’s expenditures will be negatively impacted if the US dollar increases versus the Canadian dollar.

The majority of the Company’s cash flows and financial assets and liabilities are denominated in Canadian dollars, which is the Company’s functional and reporting currency.  Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar. The Company has cash and cash equivalents held in US dollars.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by holding most of its cash and cash equivalents in Canadian dollars.  The Company monitors and forecasts the values of net foreign currency cash flow and balance sheet exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations.

The following table provides an indication of the Company’s significant foreign currency exposures:

	31 July 2011	30 April 2011	1 May 2010

Cash and cash equivalents	US$ 783,816	US$ 946,242	US$ 732,412

The Company has not, to the date of these consolidated financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuously monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities.  As at 31 July 2011, the Company had $4,251,514 (30 April 2011 - $3,880,196) in cash and cash equivalents to settle trade payables of $238,835 (30 April 2011 - $403,338) and, accordingly, liquidity risk is considered insignificant.

Other risks

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate risk and commodity price risk arising from financial instruments.

RELATED PARTY TRANSACTIONS

	31 July 2011	31 July 2010
Management and consulting fees	249,782	91,074
Salaries and wages	9,300	13,950
Share-based payments	81,820	-
	340,902	105,024

Included in amounts receivable at 31 July 2011 are amounts totalling $Nil (30 April 2011 – $27,651, 1 May 2011 – $Nil) which are receivable for expense advances from Fire River, El Nino and Next Gen, companies with directors and officers in common.

All related party transactions are in the normal course of operations and measured at the exchange amount agreed to between the related parties.

OUTSTANDING SHARE DATA

The Company is authorized to issue unlimited common shares without par value. As at 31 July 2011, there were 94,068,262 outstanding common shares compared to 85,737,788 outstanding shares at 30 April 2011.

Share Purchase Options

Directors, officers, employees and contractors are granted options to purchase common shares under the Company stock option plan.  The terms and outstanding balance are disclosed in the table below:

Number outstanding 30 April 2011	Granted	Exercised	Expired	Cancelled	Number outstanding 31 July 2011	Exercise price per share	Expiry date
50,000	-	-	50,000	-	-	$0.50	8 May 2011
20,000	-	-	20,000	-	-	$0.50	19 May 2011
703,000	-	40,000	-	-	663,000	$0.25	5 November 2014
150,000	-	-	-	-	150,00	$0.25	14 February 2017
595,000	-	50,000	-	-	545,000	$0.25	12 May 2012
230,000	-	-	-	-	230,000	$0.25	11 October 2017
130,000	-	-	-	-	130,000	$0.25	29 October 2017
910,000	-	-	-	-	910,000	$0.60	22 February 201
100,000	-	-	-	100,000	-	$0.50	11 June 2013
930,000	-	70,000	-	-	860,000	$0.25	22 April 2014
125,000	-	-	-	-	125,000	$0.25	15 July 2014
150,000	-	150,000	-	-	-	$0.25	4 June 2015
150,000	-	-	-	150,000	-	$0.40	4 June 2015
150,000	-	-	-	-	150,000	$0.25	5 January 2015
150,000	-	-	-	150,000	-	$0.25	5 January 2015

Number outstanding 30 April 2011	Granted	Exercised	Expired	Cancelled	Number outstanding 31 July 2011	Exercise price per share	Expiry date
100,000	-	-	-	-	100,000	$0.25	5 January 2015
100,000	-	-	-	-	100,000	$0.50	5 January 2015
300,000	-	-	-	-	300,000	$0.25	1 February 2016
3,100,000	-	-	-	500,000	2,600,000	$0.30	24 February 2016
125,000	-	-	-	-	125,000	$0.30	20 May 2014
-	400,000	-	-	-	-	$0.35	20 May 2014
8,268,000	400,000	310,000	70,000	900,000	7,388,000

Performance Shares

During the previous year, of the total of 2,697,990 performance shares reserved for issuance and exercisable at $0.01 per share, 750,000 performance shares have been exercised and issued and 300,000 performance shares were authorized for issuance to the new Vice President of Engineering. 1,647,990 remain available for issuance.  At the discretion of the Board, these shares may be issued to such arm’s length parties as the Board considers desirable to attract consultants to the Company.

Compensation Options

On 30 December 2009, 315,000 compensation options were issued as finder’s fees in connection with the non-brokered private placement of 5,360,000 units.  Each compensation option entitles the holder thereof to acquire one unit at a price of $0.20 per unit until 30 December 2011.  Each unit consists of one common share of the Company and one-half of one warrant, with each whole warrant entitling the holder thereof to acquire an additional common share at a price of $0.35 until 30 December 2010 and at a price of $0.45 until 30 December 2011.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management’s discussion and analysis, management has evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on the evaluation of the disclosure controls performed to date, the Company is determined to strengthen internal controls over financial reporting.  Management has engaged the services of an additional external accounting firm to obtain more specific and detailed advice as to increasing the effectiveness of the Company’s internal control.

INTERNAL CONTROLS AND PROCEDURES

Internal controls and procedures are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the Canadian GAAP. As at the end of the year covered by this management’s discussion and analysis, management had designed and implemented internal controls and procedures as required by Canadian securities laws.

The Company has evaluated the design of its internal controls and procedures over financial reporting for the three month period ended 31 July 2011. All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management continues to review and refine its internal controls and procedures.

RISKS AND UNCERTAINTIES

The mineral industry is intensely competitive in all its phases. The Company competes with many other companies who have greater financial resources and experience. The market price of precious metals and other minerals is volatile and cannot be controlled. Exploration for minerals is a speculative venture.

There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The Company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements. If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the Company’s properties.

OUTLOOK

The Company ended 31 July 2011 with a strong cash position that will enable it to continue its own acquisition and exploration effects in North America and other jurisdictions.

NEW PROJECT ACQUISITION PROGRAM

The current downturn in the metals market is providing an excellent opportunity to acquire high quality projects under excellent terms. Several properties located in Mexico, Central America, the United States, and Canada, are under review and the Company expects to complete new property acquisitions in the upcoming months.  Several producing or near production properties with significant exploration potential are being evaluated, as are several drill-stage projects.

SUBSEQUENT EVENTS

4 August 2011, the Company through its new release announced significant concentrations of Rhodium (Rh) in the first eleven holes of Phase IA drill program in the Dana North area of the Company's 100% owned River Valley Platinum Group Metals (PGM) Project near Sudbury, Ontario.

Rhodium is a relatively rare and valuable component of Platinum Group Metals (PGM) and is commonly used to harden platinum and palladium. It is found in the nickel-copper-PGM deposits of the Sudbury basin. And it is used in automotive catalytic converters to reduce nitrogen oxides and in jewelry as a plating agent to provide brightness.

The Company plans to include Rh in the next resource estimate calculation, slated for first quarter of 2012.

During Phase IA and IB 2011, the Company completed 32 holes totaling 7438 m of drilling from April through June in Dana North Area. The Company completed approximately 130 line-km 3D IP, ground geophysical data. Based on preliminary geophysical results new drilling targets have been generated and final geophysical results will be announced shortly after completion.

Results to date are indicating a mineralized zone that is between 5 and 55 m in true thickness, extends at least 250 m in depth and contains higher 3E grades over significant widths.

The results from Phase IA and IB Exploration program indicate that the mineralization has excellent continuity along strike and to depth

Table 1: Composite Rhodium results from 11 holes drilled during Phase IA from the Dana Lake Area

Hole No.	From (m)	To (m)	Length of the Intersect (m)	Length of the Intersect (feet)	True Thickness (m)	Rh (gpt)
DN002	134	136	2	6.56	1.7	0.07
And	175	180	5	16.4	4.3	0.10
DN003	50	59	9	29.52	7.7	0.10
And	73	78	5	16.4	4.3	0.08
And	145	146	1	3.28	0.9	0.12
DN004	29	40	11	36.08	9.4	0.12
And	43	44	1	3.28	0.9	0.12
And	59	63	4	13.12	3.4	0.07
DN005	253	255	2	6.56	6.8	0.06
DN006	131	137	6	19.68	13.4	0.08
And	145	147	2	6.56	3.3	0.07
And	149	155	6	19.68	5.58	0.08
DN007	36	46	10	32.8	39.1	0.062
Including	36	38	2	6.56	19.6	0.10
DN008	6	14	8	26.24	6.8	0.09
DN010	224	226	2	6.6	1.7	0.09
And	233	235	2	6.6	1.70	0.11
DN011	72	76	4	13.1	3.40	0.12
And	143	155	12	39.4	10.21	0.10
And	159	182	23	75.4	19.57	0.17

8 August 2011, the Company entered into a Letter  Agreement (“LA”) with Next Gen Metals Inc. ("Next Gen") whereby Next Gen was granted an option to acquire the Company's 60% earn-in option interest ("Option Interest") in the Destiny Gold Project located in Abitibi-Témiscamingue region of Québec, which Option Interest was granted to the Company pursuant to an agreement with Alto Ventures Ltd. ("Alto").

Under the terms of the LA, the Company will grant to Next Gen an irrevocable right and option to acquire PFN's right, title and interest in and to the Option Interest in the Destiny Gold Project, for an aggregate purchase price of: (i) a total of $675,000 in cash; (ii) 15,000,000 Next Gen common shares; and (iii) 4,000,000 Next Gen share purchase warrants ("Warrants") exercisable into 4,000,000 common shares of Next Gen at varying prices for four years from their date of issuance, all of which are due as follows:

Cash: Next Gen paid to PFN $50,000 on signing the LA and will make the balance of the cash payments to PFN in tranches of: (i) $75,000 on or before the first anniversary of the LA; (ii) $200,000 on or before the second anniversary of the LA; and (iii) $350,000 on or before the third anniversary of the LA.

Next Gen Shares: The 15,000,000 common shares of Next Gen will be issued as fully paid and non-assessable common shares, in tranches, as to: (i) 4,550,000 common shares upon Next Gen's delivery to PFN of a notice of commencement of the Option; (ii) 5,225,000 common shares on or before the first anniversary of the LA; and (iii) 5,225,000 common shares on or before the second anniversary of the LA.

Warrants: The 4,000,000 Next Gen Warrants shall be issued to PFN upon Next Gen's delivery to PFN of a notice of commencement of the Option no later than 15 November 2011. The Warrants are exercisable as follows: (i) 1,000,000 Warrants are exercisable at $0.25 per share; (ii) 1,000,000 Warrants are exercisable at $0.30 per share; (iii) 1,000,000 Warrants are exercisable at $0.35 per share; and (iv) 1,000,000 Warrants are exercisable at $0.50 per share.

In addition to the cash, Next Gen Shares and Warrants payable by Next Gen, Next Gen shall also be responsible for all remaining cash payments and exploration expenditures due to be paid or incurred, as the case may be, under PFN's agreement with Alto, along with any costs and expenditures associated with any resultant joint venture that arises between Next Gen and Alto. PFN will continue to be responsible for issuances of common shares to Alto under its agreement with Alto until the date of exercise of the option and the transfer and registration of the option interest from PFN to Next Gen in accordance with the terms of the LA.

The Option is subject to expiration, if not exercised on or before 15 November 2011, and to termination upon the occurrence of certain events of default by Next Gen or by PFN in the sole discretion of the non-defaulting party, as set out in the LA. Events of default include failure to make any payment or issue any Shares or Warrants when due; failure to deliver a notice of option commencement on or before 15 November 2011; failure by PFN to perform any term, covenant or condition of the initial option agreement with Alto; and failure to perform any material term, covenant or condition of the LA. All events of default are fully described in the LA, which has been filed by Next Gen on SEDAR and may be accessed at www.sedar.com.

16 August 2011, the Company  announced mineralization intersections from four drill holes (DN0012 to DN015) of the 15 holes completed during 2011 Phase IA drill program in the Dana Area of the Company's 100% owned River Valley Platinum Group Metals (PGM) Project near Sudbury, Ontario.

Drill holes DN011 and DN012 were both collared on section 10200 N (figure 1); DN011 and DN012 were targeting the Breccia Zone at shallow depths in north parts of Dana North. DN012 intercepted 2.16 gpt, (0.06 opt), 3E over 27 m (88.6 ft) including 5.04 gpt (0.15 opt) 3E over 7 m (23.0 ft).

Significant mineralization in DN012 correlates with mineralization in DN011 and illustrates excellent mineralization continuity on the section (figure 2). DN011 intersected 8.00 g/t (0.23 opt) 3E over 11 m, (36 ft), the highest grade intersection to date. Drill holes DN014 and DN015 were collared in the Dana South Area, approximately one kilometre south of DN011. Drill Hole DN014 (-60°) was collared at the same setup as the historical 2003 drill hole DL154 (-45°), which Intersected 5.02 gpt Pd+Pt over 47 m, (154 ft). DN014 intersected significant mineralization grading 2.60 gpt,( 0.08 opt), 3E over 30 m ( 98.4 ft), Including 6.44 gpt (0.19 opt) 3E over 2 m (6.6 ft).

These results expand the known mineralization that was intersected in DL154 and confirms the presence of the mineralized breccia zone at this lower elevation (figure 3).

Drill hole DN015 was collared twenty five meters east of the historical drill hole DL154 to test the extension of mineralization at a shallower depth. Hole DN015 intersected 3.39 gpt, (0.10 opt), 3E over 7 m (23.0 ft) demonstrating the continuity of the 3E mineralization on this cross section (Figure 4).

Drill hole DN013 was drilled approximately 45 m north of drill holes DN009 and 010 (Figure 2) to test the known mineralized intersections returned in hole DN010. Hole DN013 intersected 2.05 gpt (0.06 opt), Rhodium over 2 m (6.60 ft).

Additional drilling has been planned and Phase IC is slated to commence in early August. Phase IC drilling program is designed to determine the extension and the geometry of the mineralization.

Figure 1- Phase IA and IB Drill Holes Location Map

Figure 2- Drill Holes DN009-DN012 Cross Section

Table 1 illustrates the results from holes DN012 thru DN015.

During Phase IA and IB 2011, Pacific North West Capital completed 32 holes totalling 7438 m of drilling from April through June in Dana North Area.

The results from the Phase IA and IB drill programs have demonstrated that the sulfide and 3E mineralization has excellent continuity along strike and to depth within the Breccia Contact Zone

Table 1: Significant assay intervals of DN012 to DN015 (Composite Results)

Hole No.	From (m)	To (m)	Length of the Intersect (m)	Length of the Intersect (feet)	True Thickness (m)	Pt (gt)	Pt (opt)	Pd (gt)	Pd (opt)	Au (gt)	Rh (gpt)	3E (gt)	3E (opt)	Ni (%)	Cu (%)
DN012	38	65	27	88.6	22.97	0.49	0.01	1.58	0.05	0.08	0.06	2.16	0.06	0.02	0.12
Including	44	51	7	23.0	5.96	1.12	0.03	3.77	0.11	0.15	0.14	5.04	0.15	0.04	0.19
And	132	140	8	26.2	6.81	0.33	0.01	1.06	0.03	0.07	0.04	1.45	0.04	0.02	0.11
DN013	172	174	2	6.6	1.7	0.47	0.01	1.55	0.05	0.04	2.05	2.06	0.06	0.02	0.13
DN014	366	396	30	98.4	29.6	0.59	0.02	1.91	0.06	0.10	0.001	2.60	0.08	0.03	0.16
Including	366	368	2	6.6	1.9	1.50	0.04	4.78	0.14	0.17	0.001	6.44	0.19	0.05	0.26
Including	378	380	2	6.6	1.9	0.89	0.03	3.04	0.09	0.16	0.001	4.08	0.12	0.03	0.24
DN015	254	261	7	23.0	5.96	0.92	0.03	2.38	0.07	0.10	0.001	3.39	0.10	0.02	0.12
Including	255	257	2	6.6	1.70	0.95	0.03	3.00	0.09	0.11	0.001	4.05	0.12	0.02	0.10
Including	258	261	3	9.8	2.55	1.00	0.03	2.92	0.09	0.14	0.001	4.06	0.12	0.03	0.19

Phase IB Assay results will be announced shortly after receiving the results and conducting final QA/QC studies.

Figure-3 DN014-DN015 Cross Section

The Company has now completed approximately 130 line-km 3D IP, data covering approximately 6.5 km of strike length along the Breccia Contact as well as the internal portions of the Dana Lake Intrusive. Based on preliminary evaluation the IP results new drilling targets have been indicated for testing. The final IP results will be released after the completion of the final interpretation of the IP data.

7 September 2011, the Company through its new release announced the following Corporate Change:

Effective 7 September 2011, Mr. Barr elected to step down as President of PFN.  Dr. William Stone, M.Sc and Ph.D, Geology, was appointed as President and Chief Operating Officer. Mr. Barr remains as Chief Executive Officer, a director and Chairman of the Board.

Dr. Stone has held senior positions with international and Canadian mining and mineral exploration companies based in Vancouver and Toronto.  He has more than thirty years of exploration experience, including significant experience with platinum group metals (PGMs) and nickel-copper sulphides, and a wealth of technical and practical experience. Dr. Stone served as Principal Geologist and Vice President of Exploration with several Canadian and Australian listed firms, including positions with WMC Resources Ltd. at Kambalda (Western Australia), location of world-class nickel sulphide and gold mining districts. Dr. Stone was also a Senior Lecturer in Economic Geology and Geochemistry at the University of Western Australia in Perth.

Dr. Stone joins us from his most recent position as Vice-President of Exploration, Canada, for Magma Metals Ltd., where he was responsible for exploration of the recently discovered TBN PGE-Cu-Ni sulphide deposit near Thunder Bay, Ontario. Previously he served as Vice President of Exploration for North American Palladium Ltd., where he was responsible for PGE exploration at the Lac des Iles Mine near Thunder Bay and the APP Joint Venture Project in Finland, and gold exploration at the Sleeping Giant Mine near Amos, Quebec.

15 September 2011, the Company announced the staking of 132 mining claims covering approximately 58,000 acres adjacent to its River Valley palladium (Pd), platinum (Pt) and gold (Au) project in the Sudbury area of Ontario. The newly acquired claim group is located east of the city of Sudbury in the townships of Davis, Henry, Janes, Loughgrin, Pardo, Dana Hobbs and McWilliams.

The property is situated to the east of the Sudbury Basin and north of Highway 17.  It covers two rock groups that host significant concentrations of Platinum Group Metals (PGM) mineralization; the River Valley-East Bull Lake Suite of rocks and the Nipissing Gabbro.

The new claims cover branches of the River Valley Intrusion from the main intrusive body that hosts the River Valley PGM resource and intrude Huronian sediments to the west. These units are under explored making them attractive exploration targets. The East Bull Lake Suite has the potential to contain at least two different styles of sulphide mineralization: 1) brecciated contact style mineralization (similar to PFN's River Valley PGM Project); and 2) reef style mineralization in the interior of these intrusive bodies, at the interface or zone of mixing of magmas of differing composition.

Figure 4-Location of River Valley West and East (Main River Valley Project is green)

The Nipissing Gabbro has been explored for PGM on some areas of the property. Public-sector geochemical data from the newly acquired claims indicate widespread anomalous PGM, gold and base metals. Hypersthene-bearing gabbro and contact breccia appear to be the most favourable lithologies within the Nipissing for hosting significant PGM mineralization.

The Company commissioned a third party compilation report on the New Project that will provide additional information on the newly acquired claims. Following completion of the report, a recommended work program and budget for the new project will be released.

26 September 2011, the Company announced that, further to its news release on 8 August 2011, regulatory and shareholder approvals were received and Next Gen had given notice of the commencement of the Option and issued 4,550,000 common shares in the capital of Next Gen and 4,000,000 Next Gen warrants to purchase common shares in the capital of Next Gen as per the terms of the Letter Agreement ("LA") granting Next Gen an option to acquire PFN's 60% Option Interest in the Destiny Gold Project.

27 September 2011, the Company announced assay results for five more drill holes in the 2011 Phase IB Exploration program on its 100% owned River Valley PGM-Gold Property, near Sudbury, Ontario. DN016 was drilled in the Dana South Zone Area, where some infill and definition holes were required. Drill holes DN017 to DN020 were collared in the Dana North Zone Area.

The results of DN016 are particularly important because the intercept of 9 m grading 4.32 gpt Pd + Pt + Au (3E) infills an approximately 70 metre gap between DN015 and DN014, which bodes well for adding high grade material to the mineral resource.

The Company's current drilling activities are focused on expanding mineralization in the Dana North area and testing induced polarization (IP) targets between the north boundary of the Breccia Zone and the southern-most section of Dana North. The targets were identified during a three-dimensional (3D) IP survey performed from March to July 2011. A first draft of the geophysical interpretations has been completed and final results are expected by the end of September.

Figure 5 is cross section DL-154 and shows a significant geophysical target immediately to the east of DN016. This exciting new target warrants more drilling. Later in the fall, following completion of geophysical interpretation, drilling in the Dana North area will shift to the new 3D IP targets.

Figure 5 - DN014 through DN016 cross section on 3D-IP background showing new untested drill target in red.

Figure 6 - DN017 through DN020 cross section mineralization is open to depth.

Drill holes DN017 thru DN020 were infill holes in Dana North Area which intersected mineralization. These drill holes targeted the mineralized zone at north part of Dana North. DN017 intercepted 2.8 gpt 3E over 27 m, including 3.62 gpt 3E over 12 m.

Drill Holes DN017 (-56°) and DN018 (-45°) were collared at the same setup and targeted deeper extension of the mineralized zone (Figure 6) DN019 and DN020 were collared approximately 25 and 50 meters, respectively, east of DN017 in order to test shallower extension of the mineralized zone. DN018 intercepted 2.15 gpt 3E over 19 m, including 3.46 gpt 3E over 5 m.

Significant mineralization in DN017 and DN018 correlates with the mineralization in DN019 and DN020, which illustrates strong continuity of mineralization continuity on the section.

Table 1 Illustrates significant assay intervals in holes DN016 through DN020. During Phases IA and IB-2011, PFN completed 32 holes totalling 7250 m of drilling in the Dana Area. Phase IC is expected to be completed by the end of October. The results from this drill program indicate that the mineralization is continuous along strike and to depth. The assay results to date define a mineralized zone that is from 5 to 55 m in true thickness and extends to at least 250 m in depth and contains higher grades over significant widths. Several additional high-grade intercepts have been intersected in the current exploration drilling program.

Table 1 - Significant assay intervals of DN016 to DN015 (Composite Results)

Hole No.	From (m)	To (m)	Length of the Intersect (m)	Length of the Intersect (feet)	True Thickness (m)	Pt (gpt)	Pt (opt)	Pd (gpt)	Pd (opt)	Au (gpt)	Rh (gpt)	3E (gpt)	3E (opt)	Ni (%)	Cu (%)
DN016-2011	294	303	9	29.5	8.9	0.99	0.03	3.20	0.10	0.13	0.012	4.32	0.14	0.02	0.16
Including	294	298	4	13.1	3.9	1.58	0.05	5.44	0.17	0.19	0.021	7.21	0.23	0.04	0.27
And	328	334	6	19.7	5.9	1.05	0.03	2.86	0.09	0.13	0.010	4.04	0.13	0.05	0.21
DN017-2011	144	171	27	88.6	26.7	0.69	0.02	1.99	0.06	0.12	0.007	2.80	0.09	0.02	0.12
Including	150	162	12	39.4	11.9	0.91	0.03	2.57	0.08	0.14	0.009	3.62	0.12	0.04	0.20
DN018-2011	132	151	19	62.3	18.8	0.50	0.02	1.56	0.05	0.09	0.005	2.15	0.07	0.03	0.13
Including	135	140	5	16.4	4.9	0.79	0.03	2.50	0.08	0.14	0.008	3.43	0.11	0.04	0.19
DN019-2011	103	116	13	42.6	12.8	0.41	0.01	1.24	0.04	0.07	0.004	1.72	0.06	0.03	0.12
Including	105	109	4	13.1	4.0	0.41	0.01	1.27	0.04	0.08	0.003	1.76	0.06	0.02	0.11
And	129	137	8	26.2	7.9	0.30	0.01	0.90	0.03	0.04	0.002	1.24	0.04	0.02	0.07
Including	129	131	2	6.6	2.0	0.49	0.02	1.53	0.05	0.08	0.004	2.10	0.07	0.03	0.16
DN020-2011	44	54	10	32.8	9.9	0.31	0.01	0.98	0.03	0.06	0.003	1.35	0.04	0.02	0.12
Including	51	53	2	6.6	2.0	0.46	0.01	1.50	0.05	0.07	0.005	2.03	0.07	0.02	0.13

Quality Assurance and Quality Control (QA/QC)

All diamond drill core samples were submitted to SGS Laboratories, Toronto, Ontario and assayed for Pt, Pd, Au, Cu and Ni and 29 additional elements by inductively coupled plasma (ICP) methods. Concentrations of Pt-Pd-Au were determined using standard lead fire assay, followed by dissolution with aqua-regia, and measurement with an ICP finish. Lower limited of detection (30 gram sample) are 1 ppb for Au and Pd and 10 ppb for Pt; upper limits are 10,000 ppb by ICP. Concentrations of Cu-Ni were determined by ICP methods with detection limit of 0.5 ppm for Cu and 1 ppm for Ni; upper limit for both Cu and Ni is 1%. One standard and one blank were inserted every 40 samples into the sample stream. Duplicates were taken each 20th sample. This practice continues throughout 2011 Phase I (A) and Phase II drilling, and includes the preparation and insertion of new and necessary standards at the cut-off grade and at the mean grade of the deposits. All sample preparation has been conducted and directed on site by contract geologists and samplers hired by the Company.